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CUSIP No. 31812F109
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

FINWARD BANCORP
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

31812F109
(CUSIP Number)

Mr. John W. Palmer
PL Capital Advisors, LLC
750 Eleventh Street South
Suite 202
Naples, FL 34102
(239) 777-0187
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

September 5, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

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CUSIP No. 31812F109

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 354,822
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 354,822
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,822
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IA

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CUSIP No. 31812F109

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 470
	8	SHARED VOTING POWER 354,822
	9	SOLE DISPOSITIVE POWER 470
	10	SHARED DISPOSITIVE POWER 354,822
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

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CUSIP No. 31812F109

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 354,822
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 354,822
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,822
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

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CUSIP No. 31812F109

1	NAME OF REPORTING PERSON Martin P. Alwin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF		☐
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON IN

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CUSIP No. 31812F109

Item 1.	Security and Issuer

This amended Schedule 13D relates to the common stock, no par value (“Common Stock”), of Finward Bancorp (the “Company”).  The address of the principal executive offices of the Company is 9204 Columbia Avenue, Munster, IN 46321.

Item 2.	Identity and Background

(a)
This amended Schedule 13D is being filed jointly by (1) PL Capital Advisors, LLC, a Delaware limited liability company and SEC registered investment adviser under the Investment Advisers Act of 1940 (“PL Capital Advisors”); (2) Richard J. Lashley, a managing member of PL Capital Advisors; (3) John W. Palmer, a managing member of PL Capital Advisors (PL Capital Advisors, Mr. Lashley, and Mr. Palmer, collectively, the “PL Reporting Persons”); and (4) Martin P. Alwin, as these parties may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by virtue of their relationships to one another and to the Company.  The joint filing agreement of the PL Reporting Persons and Mr. Alwin is attached as Exhibit 99.1 to this Amendment No. 1 to the Schedule 13D.

(b)	The principal business address of the PL Reporting Persons and Mr. Alwin is 750 Eleventh Street South, Suite 202, Naples, FL 34102.
(c) (d)-(e)
The principal business of PL Capital Advisors is to serve as an investment manager or adviser to various investment partnerships, funds and managed accounts (collectively, the “Clients”).  The principal occupation of Messrs. Lashley and Palmer is investment management through their ownership and control over the affairs of PL Capital Advisors.  PL Capital Advisors has sole voting and dispositive power over the Common Stock held by the Clients, which is deemed shared with the two Managing Members of PL Capital Advisors, and the Clients do not have the right to acquire voting or dispositive power over the Common Stock within sixty days. The principal business of Mr. Alwin is serving as a Senior Analyst for PL Capital Advisors.

During the last five years, none of the PL Reporting Persons nor Mr. Alwin (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

(f)	Richard Lashley, John Palmer and Martin Alwin are citizens of the United States.

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CUSIP No. 31812F109
Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the PL Reporting Persons have voting and dispositive power over 355,292 shares of Common Stock of the Company acquired at an aggregate cost of $9,249,638.  Of that amount, PL Capital Advisors holds 354,822 shares of Common Stock on behalf of the Clients acquired at a cost of $9,245,963 and Mr. Palmer holds in his individual retirement account 470 shares of Common Stock acquired at a cost of $3,675.
In his pension plan Mr. Alwin holds 1,000 shares of Common Stock acquired at a cost of $24,675.
Mr. Lashley, Mr. Palmer and PL Capital Advisors are deemed to beneficially own Common Stock held by the Clients under Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  PL Capital Advisors disclaims any beneficial ownership of such Common Stock, except to the extent of its pecuniary interest therein.  Mr. Lashley and PL Capital Advisors do not directly own any Common Stock, except as otherwise disclosed herein.
From time to time, the PL Reporting Persons may have purchased or held Common Stock on margin provided by Goldman Sachs & Co. (“Goldman Sachs”) on such firm’s usual terms and conditions.  All or part of the shares of Common Stock owned by the Clients may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Clients.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, no Clients or the other holders of Common Stock have margin or other loans outstanding secured by Common Stock.  As of the date of this filing, Mr. Alwin has no margin or other loans outstanding secured by Common Stock.
Item 4.	Purpose of Transaction

This is the PL Reporting Persons’ first amendment to the initial Schedule 13D, which was filed on March 21, 2024.  The PL Reporting Persons beneficially own 8.2% of the Common Stock of the Company in the aggregate, based upon the Company’s aggregate outstanding shares as of August 9, 2024.  Mr. Alwin owns less than 0.1% of the Common Stock of the Company, based upon the Company’s aggregate outstanding shares as of August 9, 2024.  The PL Reporting Persons and Mr. Alwin acquired the Common Stock because they believed the Common Stock was undervalued at the time of purchase.

On September 5, 2024, the Company announced that Mr. Alwin will be appointed to the boards of the Company, and its subsidiary bank, Peoples Bank, effective September 9, 2024.

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CUSIP No. 31812F109
The PL Reporting Persons and Mr. Alwin intend to monitor the performance and corporate governance of the Company, as well as the actions of the Company’s management and board.  As it deems necessary, the PL Reporting Persons and Mr. Alwin will assert their stockholder rights.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Exchange Act and the regulations thereunder, the PL Reporting Persons and Mr. Alwin have such a purpose.  Except as noted in this amended Schedule 13D, the PL Reporting Persons and Mr. Alwin do not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  The PL Reporting Persons and Mr. Alwin may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto. The PL Reporting Persons and Mr. Alwin may make further purchases of shares of Common Stock, and the PL Reporting Persons and Mr. Alwin may dispose of any or all the shares of Common Stock which they hold.
Item 5.	Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 4,313,940, reported as the number of outstanding shares as of August 9, 2024, in the Company’s Quarterly Report on Form 10-Q filed on August 14, 2024.
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, the investment manager or adviser to the Clients, they are deemed to share the voting and dispositive power over the shares of Common Stock managed by PL Capital Advisors on behalf of the Clients.
Mr. Alwin has sole voting and dispositive power over the shares of Common Stock that he owns.
The PL Reporting Persons and Mr. Alwin did not make any transactions in the Common Stock within the past 60 days.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

PL Capital Advisors is the investment manager on behalf of the Clients.  Each of the Clients has granted to PL Capital Advisors the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement.  PL Capital Advisors is entitled to a fee for managing and advising these Clients, generally based upon a percentage of the Clients’ capital.  Affiliates of PL Capital Advisors, including PL Capital, LLC and Goodbody/PL Capital LLC, serve as the general partner of various partnerships managed and advised by PL Capital Advisors, including Financial Edge Fund, L.P., Financial Edge-Strategic Fund, L.P., PL Capital/Focused Fund, L.P., Goodbody/PL Capital, L.P., and PL Capital Plus Fund, LP, each a Delaware limited partnership.  For serving as the general partner of these partnerships, PL Capital Advisors’ affiliates are entitled to an allocation of a portion of net profits, if any, generated by the partnerships.

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CUSIP No. 31812F109
Mr. Alwin is a Senior Analyst with PL Capital Advisors.  Mr. Alwin has no contractual or economic arrangements or understandings with PL Capital Advisors, Mr. Palmer or Mr. Lashley with respect to the shares of Common Stock he owns.  Nor is Mr. Alwin a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company.  As a director of the Company, Mr. Alwin will exercise his vote as a director in an independent manner in line with his fiduciary duties, and will vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.
Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement – Filed Herewith

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CUSIP No. 31812F109

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  September 6, 2024

PL CAPITAL ADVISORS, LLC
By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley

By: /s/ Martin P. Alwin Martin P. Alwin